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                              May 28, 2021

       JD Ellis
       Chief Legal Officer
       Snap One Holdings Corp.
       1800 Continental Boulevard, Suite 200
       Charlotte, North Carolina 28273

                                                        Re: Snap One Holdings
Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 21,
2021
                                                            CIK No. 0001856430

       Dear Mr. Ellis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Confidential Draft Registration Statement on Form S-1

       Summary Consolidated Financial and Other Data, page 12

   1. Please revise the balance sheet data section to also include financial information as of December 25, 2020
and December 27, 2019.
 JD Ellis
FirstName  LastNameJD
Snap One Holdings Corp.Ellis
Comapany
May        NameSnap One Holdings Corp.
     28, 2021
May 28,
Page 2 2021 Page 2
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing